U.S. SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549

                              FORM 12b-25

                     NOTIFICATION OF LATE FILING

                                                             SEC FILE NUMBER
                                                                 33-28562

                                                               CUSIP NUMBER

                                                                891535106

                            (Check One):


     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR [ ] Form 10-KSB

                 For Period Ended: December 31, 1999

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registration Information
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         Full Name of Registrant:   Authoriszor Inc.

         Former Name if Applicable: Toucan Gold Corporation

         Address of Principal Executive Office (Street and Number)

                                  1 Justin Road
                        Natick, Massachusetts 01760-5565
                           (City, State and Zip Code)

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

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Part III--Narrative
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State  below in  reasonable  detail the  reasons  why annual  report,  quarterly report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

Authoriszor Inc. ("the Company") recently placed (the "Placement") 2,727,273 shares of its common stock, par value $.01 per share (the "Common Stock"). The Placement is expected to close on February 16, 2000. Moreover, on January 28, 2000, the Company completed the sale of all of the share capital of Toucan Mining Plc, a wholly owned subsidiary of the Company. Each of these transactions is reported in a Form 8-K filed with the Securities and Exchange Commission (the "Commission"). As a result of the substance and timing of these events, the Company must prepare significant additional disclosure to describe such transactions and to otherwise comply with the Commission's Exchange Act reporting requirements.

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Part IV--Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

  Richard A. Langevin     (508)          650-3916
        (Name)         (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Authoriszor Inc.
          (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2000                By: /s/ Richard A/ Langevin
                                           -------------------------------------
                                           Richard A. Langevin
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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Dallas1 571832 v 1, 29976.00001

                 Attachment with Respect to Part IV. Question 3.

     The Company anticipates that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Company's Form 10-QSB for the quarterly period ending December 31, 1999 due to the fact that, as of June 30, 1999, the Company had divested itself of substantially all of its operations and on July 22, 1999 acquired ITIS Technologies Limited, now named Authoriszor Limited ("AL"), an Internet company and a previous independent operating entity. The acquisition has been accounted for as a recapitalization of AL. Accordingly, the Company's financial statements are those of AL, whose fiscal year end is June 30. The Company has changed its fiscal year to June 30. Therefore, the Company's earnings statement for the corresponding period for the last fiscal year will reflect the results of operations of AL and not the Company's prior mining business.